DR 3 S.r.l.
September 2, 2005
Jeffrey B. Werbitt, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549U.S.A.

Re:	De Rigo S.p.A.
Schedule 13E-3/TO-T
filed by DR 3 S.r.l., Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V.
Filed August 4, 2005
SEC File No. 05-48824
Dear Mr. Werbitt:
     In response to the supplemental request of the Staff of the Commission contained on the final page of your letter to Mr. Colin Longhurst, dated August 19, 2005 (the “Comment Letter”), each of the undersigned: De Rigo Holding B.V. (“De Rigo Holding”), DR 3 S.r.l. (“DR 3”), Ennio De Rigo and Walter De Rigo (the “De Rigo Brothers” and, collectively with De Rigo Holding and DR 3, the “Filing Persons”), acknowledges that:
•	Each Filing Person is responsible for the adequacy and accuracy of the disclosure contained in the combined Schedule TO and Schedule 13E-3, as initially filed with the Commission on August 4, 2005, and as amended (the “Combined Schedule”);

•	Staff comments or changes to such disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Combined Schedule; and

•	No Filing Person may assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

     Should you have any questions with regard to this acknowledgment, please do not hesitate to contact our counsel, Mr. William A. Groll of Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

DR 3 S.r.l.

By:	/s/ Massimo De Rigo

Name: Massimo De Rigo
Title: Director

De Rigo Holding B.V.

By:	/s/ C. D. Longhurst

Name: C. D. Longhurst
Title: Director

Ennio De Rigo
/s/ Ennio De Rigo

Walter De Rigo
/s/ Walter De Rigo

cc : William A. Groll, Esq.

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